UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-35617

Sandstorm Gold Ltd.

(Translation of registrant’s name into English)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia

V6C 3A6 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Incorporation by Reference

Exhibit 99.2 (Combined Notice of Annual General Meeting of Shareholders/Management Information Circular, dated April 24, 2023) to this Report on Form 6-K is incorporated by reference into this report and is hereby incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-237619), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amended and Restated Stock Option Plan

99.2	Combined Notice of Annual General Meeting of Shareholders/Management Information Circular, dated April 24, 2023

99.3	Form of Proxy

99.4	Voting Instruction Form

99.5	Financial Statements Request Form

99.6	Notice and Access Notification to Shareholders

Exhibit 99.2 (Combined Notice of Annual General Meeting of Shareholders/Management Information Circular, dated April 24, 2023) to this Report on Form 6-K is incorporated by reference into this report and is hereby incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-237619), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: May 2, 2023	By:	/s/ Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer